SEVENTH AMENDING AGREEMENT
THIS AGREEMENT is made as of August 30, 2010
BETWEEN:
BAYTEX ENERGY LTD., a corporation amalgamated under the laws of the Province of Alberta (hereinafter referred to as the "Borrower"),

OF THE FIRST PART,

- and -

THE TORONTO-DOMINION BANK, BNP PARIBAS (CANADA), UNION BANK, CANADA BRANCH, THE BANK OF NOVA SCOTIA, CANADIAN IMPERIAL BANK OF COMMERCE, NATIONAL BANK OF CANADA, ROYAL BANK OF CANADA, SOCIÉTÉ GÉNÉRALE (CANADA BRANCH), and CREDIT SUISSE AG, TORONTO BRANCH (hereinafter referred to collectively as the "Lenders" and individually as a "Lender"),

OF THE SECOND PART,

- and -

THE TORONTO-DOMINION BANK, a Canadian chartered bank, as agent of the Lenders (hereinafter referred to as the "Agent"),

OF THE THIRD PART.

WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as hereinafter set forth;
NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:
1. Interpretation

1.1 In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

"Agreement" means this agreement, as amended, modified, supplemented or restated from time to time.
"Credit Agreement" means the amended and restated credit agreement made as of July 9, 2003, as amended and restated as of September 3, 2003, as further amended and restated as of June 9, 2006, and as further amended and restated as of November 29, 2007, between the Borrower, the Lenders and the Agent, as amended by the first amending agreement made as of June 4, 2008, the second amending agreement made as of May 7, 2009, the third amending agreement made as of May 29, 2009, the fourth amending agreement made as of July 29, 2009, the fifth amending agreement made as of September 1, 2009 and the sixth amending agreement made as of June 28, 2010.

1.2 Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement, as amended by this Agreement.

1.3 The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.  The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.

1.4 This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.5 The following schedules are annexed hereto and are incorporated by reference and deemed to be part hereof:

Schedule A – Form of Confirmation of Guarantee and Security

Schedule B – Form of Acknowledgement and Agreement.

2. Amendments and Supplements

2.1 References to Baytex Hungary.  The Credit Agreement is hereby amended to add the following new Section 1.7.1 immediately after the existing Section 1.7:

"1.7.1           References to Baytex Hungary
(a) All references herein to representations and warranties by, covenants of, actions and steps by, or the performance of the terms and conditions of Documents by "Baytex Hungary" shall be and shall be construed as being by Baytex Luxembourg in addition to Baytex Hungary, provided that, with respect to Baytex Luxembourg, the same shall be construed and interpreted so as to permit and give effect to the Luxembourg Reorganization and the advance of any Bridge Loans and the funding thereof by Baytex Luxembourg; and (b) effective the Reorganization Date, all references herein to "Hungary Parent Loans" shall be deemed to be references to "Luxembourg Parent Loans"."
2.2 Addition of Definitions.  The Credit Agreement is hereby amended to add each of the following definitions to Section 1.1(1) in alphabetical order:

"Baytex Luxembourg" means BEL Financial Services S.Àr.L.
"Bridge Loans" has the meaning set out in Section 10.2.1(j).
"Luxembourg Parent Loans" means unsecured loans made by Baytex Luxembourg to the Borrower in an amount, in the aggregate, not to exceed Cdn.$5,000,000 (or the equivalent thereof in any other currency) at any time.
"Luxembourg Reorganization" means the reorganization and transactions effected upon completion of the following steps:
(a)	the incorporation of Baytex Luxembourg as a Wholly Owned Subsidiary of the Borrower;

(b)	the transfer by the Borrower of all of its shares in the capital of Baytex Hungary to Baytex Luxembourg in exchange for additional shares in the capital of Baytex Luxembourg; and

(c)
the winding-up or dissolution of Baytex Hungary and the transfer of all of its assets, including intercompany loans made to Baytex U.S. in the approximate amount of $U.S.62,000,000, to Baytex Luxembourg.

"Reorganization Date" means the date on which the Borrower has delivered to the Agent an Officer's Certificate certifying that the Luxembourg Reorganization has been completed.

2.3 Amendments.  The Credit Agreement is hereby amended:

(a)	by adding ", Baytex Luxembourg" immediately after the words "Baytex Hungary" in the definition of "Material Subsidiary"; and

(b)	by deleting Section 10.2(f) in its entirety and substituting the following therefor:

"Except for Investments by the Borrower in Baytex Hungary and Baytex Luxembourg, and, after the Luxembourg Reorganization is completed, Investments consisting of loans by Baytex Oil & Gas Ltd. to Baytex Luxembourg, the Borrower shall not, for now nor shall it permit Baytex Trust or any Subsidiary thereof to, make Investments in excess, in the aggregate in any calendar year, of Cdn.$5,000,000 in or relating to (i) P&NG Rights which are not located in the Western Canadian Sedimentary Basin or the United States of America, or (ii) any person (A) whose property, assets or undertakings are not principally located in the United States of America or the Provinces of Alberta, British Columbia, Saskatchewan or Manitoba or the Yukon Territory or the Northwest Territories or (B) whose business is other than the exploration, development and production of Petroleum Substances from P&NG Rights located in the Western Canadian Sedimentary Basin or the United States of America."

2.4 Baytex Luxembourg Covenants.

(a)	Effective the Reorganization Date:

(i)	the text of Section 10.2.1(a) is deleted in its entirety and the following is substituted therefor:

"The Borrower shall not permit Baytex Luxembourg to carry on any business other than: (i) the on-lending to Baytex U.S. of the proceeds of equity subscriptions made by the Borrower in the capital of Baytex Luxembourg and of the proceeds of loans made by the Borrower and/or Baytex Oil & Gas Ltd. to Baytex Luxembourg; and (ii) the making of the Luxembourg Parent Loans;"; and

(ii)	the text of Section 10.2.1(h) is deleted in its entirety and the following is substituted therefor:

"On or before the later of September 30, 2010 and the Reorganization Date, the Borrower shall cause Baytex Luxembourg to file an amendment or amendments to its constating, charter or other constitutional documents (collectively, the "Constating Documents") so that such Constating Documents contain the restrictions set out in Sections 10.2.1(a) to 10.2.1(f), inclusive, hereof, such amendment or amendments to be in from and substance satisfactory to the Agent and Lenders' Counsel, acting reasonably, and the Agent shall have received certified copies of such amended Constating Documents.  Additionally, after the amendment or amendments to the Constating Documents references in this subparagraph (h) have been effected, the Borrower shall not permit Baytex Luxembourg to further amend its Constating Documents and the Borrower shall not propose, pass, confirm or consent to any amendment or variation of the Constating Documents of Baytex Luxembourg."

(b)	The Credit Agreement is hereby amended to add the following new subparagraph 10.2.1(j) immediately after the existing subparagraph 10.2.1(i):

"(j)           Business of Baytex Luxembourg

The Borrower shall not, prior to the Reorganization Date, permit Baytex Luxembourg to carry on any business other than the Luxembourg Reorganization and the advance of bridge loans (the "Bridge Loans") to Baytex U.S. until such time as the Luxembourg Reorganization has been completed, provided that such Bridge Loans are funded with equity subscriptions by the Borrower in, or loans made by the Borrower to, Baytex Luxembourg and are repaid by Baytex U.S. on completion of the Luxembourg Reorganization."

3. Consent to Luxembourg Reorganization

(a)
The Agent and the Lenders hereby consent to the Luxembourg Reorganization and the advance of Bridge Loans by Baytex Luxembourg to Baytex U.S. and confirm that notwithstanding any provision of the Documents to the contrary, no Default or Event of Default shall arise under the Documents solely due to the Luxembourg Reorganization or the advance of such Bridge Loans.

(b)
The foregoing consent shall not constitute an agreement, waiver or consent to any other event, circumstance, matter or thing and is without prejudice to any of the rights or remedies of the Lenders under the Documents with respect thereto, and shall not extend to any other matter, provision or breach of, or Default or Event of Default under, the Documents.

(c)
For the avoidance of doubt, at all times prior to the Reorganization Date, Baytex Hungary shall be required to observe, perform and comply with any and all covenants of the Borrower in Section 10.2.1 of the Credit Agreement that the Borrower agrees that Baytex Hungary shall observe, perform and comply with or that the Borrower shall cause Baytex Hungary to observe, perform and comply with.

4. Representations and Warranties

The Borrower hereby represents and warrants as follows to each Lender and the Agent and acknowledges and confirms that each Lender and the Agent is relying upon such representations and warranties:

(a)	Capacity, Power and Authority

(i)
It is duly amalgamated and is validly subsisting under the laws of its jurisdiction of amalgamation and has all the requisite corporate capacity, power and authority to carry on its business as presently conducted and to own its property; and

(ii)	It has the requisite corporate capacity, power and authority to execute and deliver this Agreement.

(b)	Authorization; Enforceability

It has taken or caused to be taken all necessary action to authorize, and has duly executed and delivered, this Agreement, and this Agreement is a legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, reorganization, winding up, insolvency, moratorium or other laws of general application affecting the enforcement of creditors' rights generally and to the equitable and statutory powers of the courts having jurisdiction with respect thereto.

(c)	Compliance with Other Instruments

The execution, delivery and performance by the Borrower of this Agreement and the consummation of the transactions contemplated herein do not conflict with, result in any breach or violation of, or constitute a default under the terms, conditions or provisions of its articles, by-laws or other constating documents or any unanimous shareholder agreement relating to, the Borrower or of any law, regulation, judgment, decree or order binding on or applicable to the Borrower or to which its property is subject or of any material agreement, lease, licence, permit or other instrument to which the Borrower or any of its Subsidiaries is a party or is otherwise bound or by which any of them benefits or to which any of their property is subject and do not require the consent or approval of any Governmental Authority or any other party.

(d)	Credit Agreement Representations and Warranties

Each of the representations and warranties of the Borrower set forth in Section 9.1 of the Credit Agreement is true and accurate in all material respects as of the date hereof.

(e)	No Default

No Default or Event of Default has occurred or is continuing.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or Lenders' Counsel.  Such representations and warranties shall survive until the Credit Agreement has been terminated.

5. Conditions Precedent

The amendments and supplements to the Credit Agreement contained herein shall be effective upon, and shall be subject to, the satisfaction of the following conditions precedent:

(a)
each Material Subsidiary (except Baytex Hungary and the Borrower) shall have executed and delivered to the Agent on behalf of the Lenders a Confirmation of Guarantee and Security in the form attached hereto as Schedule A;

(b)
Baytex Trust shall have executed and delivered to the Agent a confirmation respecting each of the Subordination Agreement (Baytex Trust), the Baytex Trust Guarantee and the Security it has previously executed and delivered to the Agent and the Lenders, such confirmation to be in form and substance satisfactory to the Agent and Lenders' Counsel, acting reasonably; and

(c)	Baytex Luxembourg shall have executed and delivered to the Agent on behalf of the Lenders an acknowledgement in the form attached hereto as Schedule B.

The foregoing conditions precedent are inserted for the sole benefit of the Lenders and the Agent and may be waived in writing by the Lenders, in whole or in part (with or without terms and conditions).

6. Confirmation of Credit Agreement and other Documents

The Credit Agreement and the other Documents to which the Borrower is a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement as amended and supplemented by this Agreement and each of the other Documents to which the Borrower is a party is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such amendments and supplements being effective from and as of the date hereof upon satisfaction of the conditions precedent set forth in Section 5 hereof.

7. Further Assurances

The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

8. Enurement

This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

9. Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.  Such executed counterparts may be delivered by facsimile or other electronic transmission and, when so delivered, shall constitute a binding agreement of the parties hereto.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.
BAYTEX ENERGY LTD.

By:	"signed"
Name:
Title:
By:	"signed"
Name:
Title:

LENDERS:

THE TORONTO-DOMINION BANK

By:	"signed"
Name:
Title:

By:	"signed"
Name:
Title:

BNP PARIBAS (CANADA)

By:	"signed"
Name:
Title:

By:	"signed"
Name:
Title:

30955657.5

UNION BANK, CANADA BRANCH

By:	"signed"
Name:
Title:

By:	"signed"
Name:
Title:

THE BANK OF NOVA SCOTIA

By:	"signed"
Name:
Title:

By:	"signed"
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE

By:	"signed"
Name:
Title:

By:	"signed"
Name:
Title:

NATIONAL BANK OF CANADA

By:	"signed"
Name:
Title:

By:	"signed"
Name:
Title:

ROYAL BANK OF CANADA

By:	"signed"
Name:
Title:

SOCIÉTÉ GÉNÉRALE (CANADA BRANCH)

By:	"signed"
Name:
Title:

By:	"signed"
Name:
Title:

CREDIT SUISSE AG, TORONTO BRANCH

By:	"signed"
Name:
Title:

By:	"signed"
Name:
Title:

AGENT:

THE TORONTO-DOMINION BANK, in its capacity as Agent

By:	"signed"

SCHEDULE A
FORM OF CONFIRMATION OF GUARANTEE AND SECURITY
CONFIRMATION OF GUARANTEE AND SECURITY

TO:	The Lenders and Hedging Affiliates
AND TO:	The Toronto-Dominion Bank, as agent of the Lenders (the "Agent")

WHEREAS Baytex Energy Ltd. (the "Borrower") entered into an amended and restated credit agreement made as of July 9, 2003, as amended and restated as of September 3, 2003, as further amended and restated as of June 9, 2006, and as further amended and restated as of November 29, 2007 between the Borrower, the Lenders and the Agent (as amended and supplemented to the date hereof, the "Credit Agreement");
AND WHEREAS the undersigned guaranteed (a) all of the Obligations of the Borrower under, pursuant or relating to the Credit Agreement and the other Documents and (b) all of the Lender Financial Instrument Obligations (collectively, the "Guaranteed Obligations"), in each case, pursuant to the guarantee made as of [•] (the "Guarantee") granted by the undersigned in favour of the Agent, the Lenders and the Hedging Affiliates;
AND WHEREAS, as collateral security for its obligations under the Guarantee, the undersigned executed and delivered to the Agent, on behalf of the Lenders and the Hedging Affiliates, a general security agreement, a demand debenture and a debenture pledge agreement each dated as of [•] (collectively, the "Security");
AND WHEREAS, pursuant to a seventh amending agreement (the "Seventh Amending Agreement") made as of even date herewith, the Borrower, the Lenders and the Agent have agreed to further amend and supplement the Credit Agreement;
AND WHEREAS the undersigned has been provided with a true, correct and complete copy of the Seventh Amending Agreement;
AND WHEREAS the undersigned wishes to confirm to the Agent, the Lenders and the Hedging Affiliates that the Guarantee and Security continue to apply to the Guaranteed Obligations of the Borrower.
IN CONSIDERATION of the sum of Cdn.$10.00 now paid by the Agent, the Lenders and the Hedging Affiliates to the undersigned and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the undersigned hereby confirms and agrees that each of the Guarantee and the Security is and shall remain in full force and effect in all respects notwithstanding the amendment of the Credit Agreement and the amendments and supplements contained in the Seventh Amending Agreement and shall continue to exist and apply to all of the Guaranteed Obligations of the Borrower, including, without limitation, the Guaranteed Obligations of the Borrower under, pursuant or relating to the Credit Agreement as amended by the Seventh Amending Agreement.  This Confirmation is in addition to and shall not limit, derogate from or otherwise affect any provisions of the Guarantee or Security including, without limitation, Article 2 and Article 3 of the Guarantee.
Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement as amended by the Seventh Amending Agreement, as the context requires.
DATED as of August 30, 2010.

1

[Insert applicable Material Subsidiary]

By:
Name:
Title:

By:
Name:
Title:

2

SCHEDULE B
FORM OF ACKNOWLEDGEMENT
ACKNOWLEDGEMENT AND AGREEMENT

TO:	The Toronto-Dominion Bank, as Agent Royal Trust Tower 77 King Street West, 18th Floor Toronto, ON M5K 1A2
AND TO:	The Lenders

For value received, BEL Financial Services S.Àr.L. hereby:
1.
acknowledges to the Agent that copies of the Credit Agreement (including a copy of the Schedules annexed thereto) and the seventh amending agreement to which this acknowledgement and agreement is annexed (the "Seventh Amending Agreement") have been made available to it for review; and

2.
covenants and agrees with the Agent and the Lenders that it shall observe, perform and comply with any and all covenants of the Borrower contained in Section 10.2.1 of the Credit Agreement that the Borrower agrees that BEL Financial Services S.Àr.L. shall observe, perform and comply with or that the Borrower shall cause BEL Financial Services S.Àr.L. to observe, perform and comply with.

Capitalized terms used in this acknowledgement and agreement without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement (as defined in the Seventh Amending Agreement).
DATED as of August 30, 2010.
BEL FINANCIAL SERVICES S. ÀR.L.

By:
Name:
Title:

By:
Name:
Title: